

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – December 17, 2009 – Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Monday, January 11, 2010 at 11:00 a.m. MST (1:00 p.m. EST) to discuss Talisman's 2010 guidance. Participants will include John Manzoni, President and Chief Executive Officer and members of senior management. Talisman plans to issue details about its 2010 capital program on January 11 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MST (12:50 p.m. EST), 10 minutes prior to the conference call.

> **Conference Operator Dial in Numbers:**
> **1-800-814-4859 (North America) or**
> **1-416-644-3414 (Local Toronto & International)**

A replay of the conference call will be available at approximately 1:00 p.m. MST on Wednesday, January 11, 2010 until 11:59 p.m. Monday, January 18, 2010. If you wish to access this replay, please call:

> **1-877-289-8525 (North America) passcode 4190830# or**
> **1-416-640-1917 (Local Toronto & International) passcode 4190830#**

Live Internet Audio Broadcast

The conference call will also be broadcast live on the internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:
http://w.on24.com/r.htm?e=183181&s=1&k=88DD644D4AC40AE222A32B5EF6E00E4F

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
David Mann, Vice President, Corporate & Investor Communications	Christopher J. LeGallais Vice President, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

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